Thompson & Knight LLP

AUSTIN
ATTORNEYS AND COUNSELORS	DALLAS
FORT WORTH
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MEXICO CITY
MONTERREY
PARIS
December 15, 2010
VIA EDGAR ELECTRONIC FILING
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Brigham Exploration Company and Certain Subsidiary Guarantors — Registration Statement on Form S-4
Ladies and Gentlemen:
     We have transmitted electronically herewith for filing on behalf of Brigham Exploration Company, a Delaware corporation (“the Company”), and the Initial Subsidiary Guarantors (as defined below), pursuant to the EDGAR system, a copy of a Registration Statement on Form S-4 (the “Registration Statement”) relating to the Company’s offer (the “Exchange Offer”) to exchange its 8.750% Senior Notes due 2018 to be registered under the Securities Act of 1933 (the “Exchange Notes”) for any and all of its outstanding 8.750% Senior Notes due 2018 (the “Outstanding Notes”). The Outstanding Notes have been, and the Exchange Notes will be, fully and unconditionally guaranteed on a joint and several basis by Brigham Oil & Gas, L.P., a Delaware limited partnership and Brigham, Inc., a Nevada corporation.
     On December 15, 2010, the Company wire transferred to the Commission funds sufficient (when taken together with the Company’s present funds balance with the Commission) to cover the payment of the filing fee, which is $21,390.
     The Company is registering the Exchange Offer in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Company represents as follows:

     1. The Company has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “Securities”) and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Securities.
     2. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Securities (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.
     3. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
     4. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds unregistered 8.750% Senior Notes due 2018 (the “Outstanding Notes”) acquired for its own account as a result of market-making activities or other trading activities, and who receives Securities in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as defined in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Securities.
     5. The Company will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:
     (a) If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Securities.
     (b) If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Securities received in respect of the Outstanding Notes pursuant to the Exchange Offer. Such acknowledgment may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     If you have any questions or comments regarding the Registration Statement, please contact me at (214) 969-1324. The Company would appreciate receiving your comments, if any, on the enclosed Registration Statement as soon as possible in order for the Company to commence the Exchange Offer.
Very truly yours,
/s/ Wesley P. Williams
Wesley P. Williams
Enclosures